UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth, Esq.

Brian M. Schafer, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of X-Rite, Incorporated (“X-Rite” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on April 17, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 4. The Solicitation or Recommendation.

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth, fifth and sixth sentences of the fifth paragraph with the following:

“David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former employee of One Equity Partners, an affiliate of OEPX, the Company’s largest shareholder, and in that capacity also served as a director of the Company while employed at One Equity Partners. Once Mr. Cohen resigned from One Equity Partners in 2010, he had no further input into the decisions that OEPX made relating to the Company. While Mr. Cohen has no direct economic interest in the Company he has the following indirect economic interests in the Company: (1) an indirect ownership interest in 95,313.04 Shares through an affiliate of One Equity Partners for which he will be entitled to receive approximately $529,000 upon the consummation of the Merger and (2) a “carried interest” in a portfolio of investments, including an investment in the Company, owned by an affiliate of One Equity Partners, for which he may or may not be entitled to receive in the future a distribution depending on the overall performance of the portfolio of investments.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the eighth sentence of the ninth paragraph:

“The Company has few direct competitors and elected not to contact such competitors regarding making an offer for the Company because it believed, following a discussion with its advisors, that such competitors were not in a position to complete a transaction of this nature.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third sentence of the twelfth paragraph and inserting the following paragraph after the twelfth paragraph:

“To facilitate the further exchange of confidential information in contemplation of a potential transaction, the Company entered into confidentiality agreements with all six interested parties as well as one additional financial buyer that declined to conduct any due diligence. Pursuant to the confidentiality agreements, the Company agreed to provide certain information regarding its business, financial condition, operations, assets and liabilities to the potential parties. The confidentiality agreements contained, among other things, standstill provisions, prohibiting the interested parties from making or participating in an acquisition of the Company through (i) an acquisition of securities, (ii) a tender offer, merger or other business combination, (iii) a recapitalization, restructuring, liquidation or other extraordinary transaction, or (iv) the solicitation of proxies, in any case without the consent of the Company or the Company Board. The standstill provisions contained in the confidentiality agreements with three of the interested parties, including Danaher, terminated upon the signing of the Merger Agreement. Of the remaining four confidentiality agreements, three terminate eighteen months after the date of the respective confidentiality agreement and one terminates two years after the date of the confidentiality agreement. The Company included the standstill provisions in these confidentiality agreements, following consultation with its advisors, in an attempt to maximize value for the Company’s shareholders through the conduct of an orderly sale process under the direction of the Company Board.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the fourth sentence of the twentieth paragraph:

“The Company Board and Centerview felt that Company 3 was the most likely potential buyer from among the remaining potential buyers previously identified by Centerview because Company 3 operates in a similar line of business as the Company and purchases some of the Company’s products. Centerview did not previously include Company 3 in the formal sale process because it did not believe Company 3 had the financial resources to execute a transaction.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the fifth sentence of the twentieth paragraph and beginning a new paragraph thereafter:

“The confidentiality agreement contained, among other things, a standstill provision that terminates eighteen months after the date of the agreement.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new paragraph to the end of such subsection:

“Prior to signing the Merger Agreement, there were no discussions between Danaher and the Company’s senior management regarding future employment arrangements following the Merger. Subsequent to the signing of the Merger Agreement, Danaher indicated that X-Rite’s existing management team would continue to hold key positions in the Company. To date, there have been no formal discussions regarding the terms of employment for the senior management team following the Merger and no employment agreements have been entered into with respect to the employment of these individuals following the Merger.”

The subsection “Opinion of Centerview Partners LLC” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“On April 9, 2012, Centerview delivered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated April 10, 2012, that, as of the date of the written opinion, based upon and subject to the various assumptions and limitations set forth in the written opinion, the Per Share Amount to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Danaher, Purchaser and their respective affiliates).

The full text of the written opinion of Centerview, dated April 10, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the Company Board in connection with and for purposes of its consideration of the transaction and its opinion only addresses the fairness, from a financial point of view, as of the date of the written opinion, of the consideration to be paid to the holders of Shares (other than Danaher, Purchaser and their respective affiliates) pursuant to the Merger Agreement. Centerview’s opinion does not address any other term or aspect of the Merger Agreement or the transaction and does not constitute a recommendation to any shareholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how any such holder or any other person should vote or otherwise act with respect to the Merger or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

We encourage you to carefully read the written opinion of Centerview described above in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with such opinion.

Summary of Centerview’s Opinion.

In connection with rendering its opinion and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	the Annual Reports on Form 10-K of the Company for the years ended December 31, 2010 and 2011;

•	certain interim reports to shareholders, including Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its shareholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which Centerview refers to collectively throughout this section as the “internal data.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the internal data and the strategic rationale for the transaction. In addition, Centerview reviewed certain publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of the opinion and, with the Company’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the internal data was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. Centerview expressed no opinion as to the internal data or the assumptions upon which it is based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver, modification or amendment of any term, condition or agreement the effect of which would be in any way meaningful to its analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion did not address the Company’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Per Share Amount to be paid to the holders of the Shares (other than Danaher, Purchaser and their respective affiliates) pursuant to the Merger Agreement. Centerview was not asked to and did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the structure or form of the transaction or the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the transaction, whether relative to the Per Share Amount to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of the written opinion and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the written opinion.

Centerview’s opinion does not constitute a recommendation to any shareholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or how any such holder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Centerview’s financial advisory services and the written opinion were provided for the information and assistance of the Company Board in connection with and for purposes of its consideration of the transaction. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the Company Board in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board) and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Centerview reviewed the historical trading prices and volumes for the Shares for the 52-week period ended April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board). This analysis indicated that the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement represented an approximately 31% premium to the closing price of the Shares on April 5, 2012 of $4.23. Centerview noted that the 52-week intraday low and the 52-week intraday high for the Shares were $3.26 and $5.03 per Share, respectively.

Selected Companies Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the test and measurement and instrumentation and industrial technology industries that Centerview, based on its experience and judgment as a financial advisor, deemed comparable to the Company:

•	Aeroflex Holding Corp.

•	Agilent Technologies Inc.

•	Coherent, Inc.

•	FEI Company

•	FLIR Systems, Inc.

•	Mettler-Toledo International Inc.

•	Newport Corporation

•	Oxford Instruments plc

•	Spectris plc

•	Spirent Communications plc

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of analysis, may be considered similar to certain operational or financial characteristics of the Company. Centerview also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared the financial multiples and ratios for the selected companies based on information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data), Wall Street research, and closing stock prices on April 5, 2012 (the last practicable trading day prior to the date that Centerview delivered its oral opinion to the Company Board). The multiples and ratios of the Company were calculated using the closing price of the Shares on April 5, 2012, publicly available data and the internal data for the Company. With respect to each of the selected companies, Centerview calculated enterprise value, which is generally the market value of common equity (taking into account outstanding options, warrants and other convertible securities) plus the book value of debt less cash, as a multiple of (i) actual calendar year 2011 earnings before interest, taxes, depreciation and amortization, or EBITDA (other than Oxford Instruments plc, which was for the twelve months ended September 30, 2011 because this was the most recent information available), and (ii) estimated calendar year 2012 EBITDA, in each case excluding one-time expenses, non-recurring charges and stock-based compensation expenses. The following tables present the results of these analyses:

	Enterprise Value (mm)	Enterprise Value / EBITDA
Name		Actual Calendar Year 2011	Estimated Calendar Year 2012
Aeroflex Holding Corp.	$1,577	9.5x	9.5x
Agilent Technologies Inc.	$14,414	9.3x	8.7x
Coherent, Inc.	$1,179	7.7x	7.2x
FEI Company	$1,607	9.9x	9.5x
FLIR Systems, Inc.	$3,645	8.0x	8.2x
Mettler-Toledo International Inc.	$6,186	14.0x	12.9x
Newport Corporation (1)	$845	7.5x	7.0x
Oxford Instruments plc	$1,027	14.1x	12.2x
Spectris plc	$3,890	11.2x	9.6x
Spirent Communications plc	$1,322	9.4x	8.6x

(1)	Pro forma for acquisitions in 2011

Selected Companies’ Enterprise Value Multiples
Metric	Min - Max	Average	Median
Actual CY 2011 EBITDA	7.5x – 14.1x	10.1x	9.5x
Estimated CY 2012 EBITDA	7.0x – 12.9x	9.3x	9.1x

Centerview then derived from this analysis illustrative ranges of multiples of 8.0x – 9.5x for actual 2011 calendar year EBITDA and 8.0x – 9.0x for estimated calendar year 2012 EBITDA, which were derived by using the approximate median for the high end of the ranges and by using Centerview’s experience and judgment as a financial advisor for the low end of the ranges. Centerview then applied these illustrative ranges of multiples to the Company’s actual calendar year 2011 EBITDA of $63.0 million and three estimates of the Company’s calendar year 2012 EBITDA of: (i) $64.7 million based on the Moderate Growth Case, as set forth in the section entitled “Certain Company Projections,” (ii) $67.0 million based on the Management Presentation Case, as set forth in the section entitled “Certain Company Projections” and (iii) $61.0 million based on the estimate of the one Wall Street analyst covering the Company. The foregoing analysis indicated the following illustrative ranges of implied value per Share:

Metric	Company Amount (mm)	Illustrative Multiple Range	Illustrative Range of Implied Value Per Share
Actual CY 2011 EBITDA	$63.0	8.0x – 9.5x	$4.20 - $5.30
Estimated CY 2012 EBITDA
Moderate Growth Case	$64.7	8.0x – 9.0x	$4.30 - $5.05
Management Presentation Case	$67.0	8.0x – 9.0x	$4.55 - $5.30
Wall Street Analyst Estimate	$61.0	8.0x – 9.0x	$3.95 - $4.65

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Moderate Growth Case and the Management Presentation Case for fiscal years 2012 through 2016. Centerview calculated the forecasted unleveraged free cash flows of the Company based on each of the Moderate Growth Case and the Management Presentation Case and determined a terminal value for the Company using a terminal year EBITDA multiple range of 8.0x to 10.0x, which range was generally based on the multiples derived in the selected companies analysis above. Centerview then discounted to present value the unleveraged free cash flows of the Company and the terminal value for the Company, in each case using discount rates ranging from 10.7% to 12.7%, reflecting Centerview’s estimates of the Company’s weighted cost of capital. The weighted average cost of capital is determined by the sum of (a) the market value of equity as a percentage of the total value of the Company’s capital multiplied by the Company’s estimated cost of equity and (b) the book value of debt as a percentage of the total value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the betas of comparable companies, the risk-free rate, a historical equity market risk premium and a size premium (both of which were sourced from the Ibbotson SBBI Valuation Yearbook). In performing this analysis, Centerview also took into account the present value of the Company’s net operating losses equal to $14 million, or $0.16 per share, based on the estimated utilization of the Company’s net operating losses per the Company’s management. This analysis indicated the following illustrative ranges of implied value per Share:

Case	Illustrative Range of Implied Value Per Share
Moderate Growth Case	$4.55 - $6.10
Management Presentation Case	$5.85 - $7.85

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview analyzed certain information relating to selected transactions in the test and measurement and instrumentation and industrial technology industries that Centerview, based on its experience and judgment as a financial advisor, deemed comparable to the Company and the transaction. These transactions were:

Date of Transaction Announcement	Target	Acquiror
5/11/2011	CVI Melles Griot	IDEX Corp.
1/20/2011	EskoArtwork	Danaher Corporation
9/29/2010	Keithley Instruments, Inc.	Danaher Corporation
8/30/2010	Cogent Inc.	3M Company
7/27/2009	Varian Inc.	Agilent Technologies Inc.
6/4/2009	Axsys Technologies, Inc.	General Dynamics Corporation
9/2/2008	Eagle Test Systems, Inc.	Teradyne, Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. The companies that participated in the selected transactions are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain of the Company’s results, business mix or product profile. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

For each of the selected transactions, based on filings and press releases made by the companies involved, Wall Street research and FactSet (a data source containing historical and estimated financial data), Centerview calculated and compared transaction value as a multiple of last-twelve months, or LTM, EBITDA, excluding one-time expenses and non-recurring charges (other than the Cogent transaction, which was as of the 12 months ended December 31, 2010). This analysis indicated the following multiples of transaction value to LTM EBITDA:

	Acquiror	Transaction Value (mm)	LTM EBITDA
Target			Amount (mm)	Multiple
CVI Melles Griot	IDEX Corp.	$400	$37	10.8x
EskoArtwork	Danaher Corporation	$470	$43	11.0x
Keithley Instruments, Inc.	Danaher Corporation	$300	$22	13.8x
Cogent Inc.	3M Company	$412	$54	7.6x
Varian Inc.	Agilent Technologies Inc.	$1,356	$115	11.8x
Axsys Technologies, Inc.	General Dynamics Corporation	$622	$51	12.2x
Eagle Test Systems, Inc.	Teradyne, Inc.	$278	$31	8.9x

Centerview then derived from this analysis an illustrative range of multiples of 8.9x – 13.8x, which was based on the maximum and minimum multiples for the analysis excluding the acquisition of 3M Company by Cogent Inc., which Centerview excluded based on its experience and judgment as a financial advisor. Centerview then applied the illustrative range of multiples to the Company’s LTM EBITDA of $63 million, which indicated the following illustrative range of implied value per Share:

Metric	Company Amount (mm)	Illustrative Multiple Range	Illustrative Range of Implied Value Per Share
LTM EBITDA	$63.0	8.9x –13.8x	$4.85 - $8.45

Centerview compared the results of the above analysis to the Per Share Amount to be paid in cash to the holders of Shares pursuant to the Merger Agreement.

Other Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. In its analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the transaction, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Company Board regarding whether, as of the date of the written opinion, the $5.55 per Share to be paid in cash to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Danaher, Purchaser and their respective affiliates). Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are materially different from those forecasted.

The opinion and analyses of Centerview were only one of many factors taken into consideration by the Company Board in its evaluation of the transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Per Share Amount or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Danaher and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates in a number of investment banking and merchant banking activities. In the past two years, Centerview has not provided investment banking or other services to the Company. Centerview has not in the past provided, and is not currently providing, investment banking or other services to Danaher. Centerview may provide investment banking and other services to the Company or Danaher and their respective affiliates in the future, for which Centerview may receive compensation. David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former employee of One Equity Partners, an affiliate of OEPX, the Company’s largest shareholder, and in that capacity also served as a director of the Company while employed at One Equity Partners. Once Mr. Cohen resigned from One Equity Partners in 2010, he had no further input into the decisions that OEPX made relating to the Company. While Mr. Cohen has no direct economic interest in the Company he has the following indirect economic interests in the Company: (1) an indirect ownership interest in 95,313.04 Shares through an affiliate of One Equity Partners for which he will be entitled to receive approximately $529,000 upon the consummation of the Merger and (2) a “carried interest” in a portfolio of investments, including an investment in the Company, owned by an affiliate of One Equity Partners, for which he may or may not be entitled to receive in the future a distribution depending on the overall performance of the portfolio of investments.

The Company Board selected Centerview as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger. Centerview has acted as financial advisor to the Company Board in connection with, and has participated in certain of the negotiations leading to, the transaction. In consideration of Centerview’s services, the Company has agreed to pay Centerview a transaction fee which is estimated as of April 4, 2012 to be approximately $8.9 million, $1.0 million of which became payable upon delivery of Centerview’s written opinion, and the remainder of which will become payable upon the consummation of the transaction. In addition, the Company, in its sole discretion, may pay Centerview an additional fee of up to approximately $1.3 million (estimated as of April 4, 2012), payable concurrent with the payment of the transaction fee. Should the Company Board determine, in its sole discretion, to pay Centerview all or a portion of the additional fee, such fee will be paid at or prior to the Closing. The Company has also agreed to reimburse Centerview for certain expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.”

The subsection “Certain Company Projections” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“The Company’s management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to Danaher, Purchaser, the Company Board and Centerview in consideration of the Offer and the Merger, as indicated below.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial information covers multiple years and such information by its nature becomes less reliable with each successive year.

The Company will make publicly available its actual results of operations for the quarter ended March 31, 2012 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC on or around May 10, 2012. You should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Danaher, Purchaser or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Danaher, Purchaser or their affiliates, advisors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Danaher, Purchaser or their affiliates, advisors or representatives intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Danaher, Purchaser or their affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Danaher or Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the projections. Furthermore, none of the Company, Danaher, Purchaser or their affiliates, advisors or representatives made any representation to any other person regarding the projections.

The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summaries of the projections are not being included in this Schedule 14D-9 to influence the decision of any shareholder whether to tender Shares in the Offer, but because this information was made available by the Company to Danaher, Purchaser and Centerview, as indicated below.

Management Presentation Case.

In late January and early February 2012, our senior management and representatives of Centerview had in-person meetings and engaged in intermittent discussions with the six parties who had then expressed interest in exploring a strategic transaction with the Company. During that phase of due diligence, the Management Presentation Case below was provided to potential buyers, including Danaher and Purchaser, and had previously been provided to Centerview. The Management Presentation Case included the following material financial information (dollars in millions):

	Fiscal Year Ending December,						CAGR
	2011A	2012E	2013E	2014E	2015E	2016E	‘11A - ‘16E
Total Revenue	$237.6	$255.0	$278.0	$315.0	$357.0	$402.0	11.1%
Adjusted EBITDA(1)	$63.2	$67.0	$74.5	$85.9	$95.2	$108.4	11.4%

(1)	Adjusted EBITDA is net income adjusted for depreciation, amortization, restructuring and other related charges, share-based compensation, net interest expense and write-off of deferred financing costs, currency gain (loss), income tax benefit, (gain) loss on sale of assets and other non-recurring adjustments. Management uses Adjusted EBITDA in its analysis of the Company’s underlying business and operating performance. Management also uses Adjusted EBITDA for operational planning and decision-making purposes. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

In addition, for purposes of the Discounted Cash Flow Analysis described in the section “Opinion of Centerview Partners LLC” above, Centerview used the following data, which was based substantially on the Management Presentation Case, for the unlevered free cash flows of the Company:

	Fiscal Year Ending December,
	2012E	2013E	2014E	2015E	2016E
Unlevered Free Cash Flow	$36.0	$37.0	$45.0	$51.0	$59.0

Moderate Growth Case.

At the February 29, 2012 Company Board meeting, Centerview informed the Company Board that certain of the potential buyers, including parties that had withdrawn from the sale process, had raised concerns over the Company’s exposure to the commercial printing market as a result of the continued decline of such market in developed economies, and the Company’s ability to achieve projected growth rates included in the Management Presentation Case. As a result, the Company Board instructed senior management to prepare the Moderate Growth Case, which was an alternative case to the Management Presentation Case, in order to permit the Company Board to take into consideration these concerns. The Moderate Growth Case was not presented to Danaher, Purchaser or any other potential buyer. The Moderate Growth Case was presented to the Company Board and Centerview. The Moderate Growth Case included the following material financial information (dollars in millions):

	Fiscal Year Ending December,						CAGR ‘11A -’16E
	2011A	2012E	2013E	2014E	2015E	2016E
Total Revenue	$237.6	$249.9	$264.1	$280.2	$298.4	$317.3	6.0%
Adjusted EBITDA(1)	$63.2	$64.7	$70.1	$74.9	$80.0	$84.8	6.1%

(1)	Adjusted EBITDA is net income adjusted for depreciation, amortization, restructuring and other related charges, share-based compensation, net interest expense and write-off of deferred financing costs, currency gain (loss), income tax benefit, (gain) loss on sale of assets and other non-recurring adjustments. Management uses Adjusted EBITDA in its analysis of the Company’s underlying business and operating performance. Management also uses Adjusted EBITDA for operational planning and decision-making purposes. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

In addition, for purposes of the Discounted Cash Flow Analysis described in the section “Opinion of Centerview Partners LLC” above, Centerview used the following data, which was based substantially on the Moderate Growth Case, for the unlevered free cash flows of the Company:

	Fiscal Year Ending December,
	2012E	2013E	2014E	2015E	2016E
Unlevered Free Cash Flow	$36.0	$37.0	$41.0	$44.0	$47.0

Shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Item 8. Additional Information.

The subsection “Litigation” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of such subsection:

“On May 7, 2012, the parties to the consolidated action captioned Johnson v. Vacchiano, et. al., No. 12-03659, pending in the Circuit Court of Kent County, Michigan (the “State Action”) and the action captioned In Re X-Rite Shareholder Litigation, C.A. No. 1:12-CV-00386, pending in the United States District Court for the Western District of Michigan, Southern Division (the “Federal Action,” together with the State Action, the “Actions”) entered into a Memorandum of Understanding (the “MOU”) to settle all claims asserted therein. In connection with the MOU, the Company agreed, among other things, to amend the Schedule 14D-9 to include certain supplemental disclosures (the “Supplemental Disclosures”). The settlement is subject to, among other things, the execution of a stipulation of settlement and court approval from the Circuit Court of Kent County, Michigan. Based upon the MOU, if the settlement is approved by the court, defendants will be released by plaintiffs and all members of the relevant class of X-Rite shareholders from all claimed alleged in the Actions, all claims concerning or otherwise relating to the transactions contemplated by the Merger Agreement, and all claims concerning, arising from, or otherwise related to the disclosures contained in the Schedule 14D-9 and the Supplemental Disclosures. The foregoing description of the MOU is qualified in its entirety by reference to a copy of the MOU attached hereto as exhibit (a)(5)(7) which is incorporated herein by reference. As a result of the settlement, the argument on plaintiffs’ preliminary injunction motion previously scheduled for May 9, 2012 has been cancelled.”

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the fifth paragraph under the subsection captioned “U.S. Antitrust Clearance”:

“At 11:59 p.m., New York City time, on Monday, May 7, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the third paragraph under the subsection captioned “Foreign Antitrust & Competition Law Clearances”:

“On May 7, 2012, the Germany Federal Cartel Office cleared the purchase of Shares pursuant to the Offer without conditions. Accordingly, the condition of the Offer relating to the expiration or termination of the antitrust laws of Germany has been satisfied.”

The subsection “Top-Up Option” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second paragraph:

“The Company has 150,000,000 authorized Shares. As of April 10, 2012, there were 86,281,412 Shares issued and outstanding, 6,670,186 Shares reserved for issuance upon the exercise of Company Stock Options, 382,898 Shares reserved for issuance upon the vesting of Company RSUs, 5,252,202 Shares reserved for future issuance under the Company’s stock option plans and 674,638 Shares reserved for issuance under the Company’s employee stock purchase program. Based on the foregoing, approximately eighty-four percent (84%) of the Shares outstanding as of April 10, 2012 would have to be tendered in the Offer to allow Purchaser to exercise the Top-Up Option.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(7)	Memorandum of Understanding, dated as of May 7, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer

Dated:	May 8, 2012